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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos

Re:	Asure Software, Inc.
Schedule TO-I filed December 16, 2019
Filed by Asure Software, Inc.
File No. 005-43608

Ladies and Gentlemen:

On behalf of our client, Asure Software, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2019 with respect to the Company’s Schedule TO-I filed on December 16, 2019 (the “Schedule TO”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Offer to Purchase for Cash | Exhibit (a)(1)(i) to Schedule TO

1.         Rule 14d-1(g)(3) defines the term “business day” to mean “any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.” The codified text does not state

December 26, 2019

that a business day promptly ends at 12:00 midnight, only runs “to” or “until” midnight, or otherwise concede that a gap was intended to exist between 12:00 midnight and 12:01 a.m. This offer, however, expires at 11:00 p.m. Central Time on January 14, 2020. Please revise to conform with Rule 14e-1(a).

Response:  In response to the Staff’s comment, the Company has revised the expiration time of the offer set forth in Amendment No. 1 to 11:00 P.M. Central Time on January 27, 2020. See also the Company’s response to comment #5 below.

2.         Rule 13e-4(e) requires dissemination to security holders of the information the issuer is obligated to provide under Rule 13e-4(d)(1). At present, it appears that some of the required disclosures were only filed on EDGAR and not affirmatively disseminated to security holders. Please advise us, with a view toward revised disclosure within the Offer to Exchange, whether or not the information under Items 2 and 3 of Schedule TO has been included within the Offer to Exchange.

Response:  In response to the Staff’s comment, the Company has revised page (i) of the Offer to Exchange in Amendment No. 1 so that the Offer to Exchange includes all of the information required under Items 2 and 3 of Schedule TO.

3.         The invitation to exchange options for restricted stock units has been described in the title and otherwise as a singular “offer to exchange.” Please provide us with a summary of the legal analysis upon which the issuer relied to ostensibly conclude that the offer complies with Rule 13e-4(f)(8)(i) given that certain option holders appear to have been excluded.

Response:  In response to the Staff’s comment, the Company respectfully advises that the Company is relying upon, and believes that it has satisfied all the conditions set forth in, the Securities and Exchange Commission’s 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits an issuer to make design decisions that are consistent with an issuer’s compensation policies and practices and provides that Rules 13e-4(f)(8)(i) and (ii) of the Securities Exchange Act of 1934 will not apply to exchange offers that comply with the Exemptive Order.

Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions:

•    the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•    the exchange offer is conducted for compensatory purposes;

December 26, 2019

•    the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•    except as exempted in the Exemptive Order, the issuer complies with Rule 13e-4.

The Company is eligible to use Form S-8. All options subject to the offer were granted under a Company stock incentive plan, specifically, the Company’s 2009 Equity Plan, as amended (the “2009 Plan”) or the Company’s 2018 Equity Plan, as amended (the “2018 Plan” together, with the 2009 Plan the “Plans”). The Plans each constitute an employee benefit plan as defined in Rule 405 under the Securities Act of 1933. The restricted stock units granted in connection with the offer will be granted pursuant to the 2018 Plan.

As detailed in the Offer, the primary compensatory purpose of the Offer is to restore the intended retention and incentive value of certain of the Company’s equity awards by ameliorating the loss of such benefits caused by the decline in the Company’s stock price. Eligible options have exercise prices that are significantly higher than the current market price of the Company’s stock. By making the Offer, the Company’s intent is to provide eligible option holders with the opportunity to receive restricted stock units which have greater retention value because such restricted stock units are more certain to provide compensatory income than the underwater options they replace, thereby benefiting the Company in its efforts to retain its employees.

4.         Please revise the disclosure to specify the exact number of options being sought. See Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A, as well as Rule 14e-1(b) of Regulation 14E (which provision assumes a fixed amount of securities is sought).

Response:  In response to the Staff’s comment, the Company respectfully submits that the Schedule TO satisfies the requirement of Item 1004(a)(1) of Regulation M-A to state the “total number” of securities being sought in the Offer to Exchange under the facts and circumstances of this transaction and contains disclosure that is consistent with similar recent issuer tender offers.

As the Staff is aware, “eligible options” for purposes of the Offer to Exchange (the “Eligible Options”) are those options held by “eligible employees” (the “Eligible Employees”) that have been granted under the Plans and have an exercise price higher than the greater of $8.50 or the closing trading price of the Company’s common stock on the date the exchange offer expires. The Offer to Exchange is being made for all Eligible Options. As disclosed on page 25 of the Offer to Exchange, there are currently 700,335 shares of the Company’s common stock subject to outstanding stock options under the Plans. This number represents the maximum number of options that may be tendered pursuant to the Offer to Exchange, assuming for this purpose that all options outstanding have an exercise price higher than the greater of $8.50 or the closing

December 26, 2019

trading price of the Company’s common stock on the date the exchange offer expires and are held by Eligible Employees.

While the total number of options that may be Eligible Options is known and has been disclosed on page 25 of the Offer to Exchange (as described above), the exact number of “Eligible Options” in the Offer to Exchange cannot be determined until the conclusion of the Offer, as that number is a function of (i) the number of persons who may remain Eligible Employees at the expiration of the Offer to Exchange, (ii) the number of options that remain outstanding and unexercised as of the expiration of the Offer to Exchange, and (iii) the closing trading price of the Company’s common stock on the date the exchange offer expires. However, outside the terms of the Offer to Exchange, the Company has no discretion to determine the exact number of options that will be “Eligible Options.”

The Company respectfully submits that the information provided in the Offer to Exchange provides sufficient information regarding the total number of securities being sought and is consistent with similar recent issuer exchange offers.

5.         Notwithstanding the disclosure in Exhibit (a)(1)(ii), please advise us how the issuer fulfilled its obligation to disseminate the tender offer under Rule 13e-4(e)(1).

Response:  The Company advises the Staff that, pursuant to Rule 13e-4(e)(1)(ii)(A), immediately following the filing of Amendment No. 1 on the date hereof, the Company sent the information required by Rule 13e-4(d)(1) to each Eligible Employee pursuant to email communication and promptly thereafter by mail to each Eligible Employee’s home address. The Company has concluded these forms of communication are consistent with Rule 13e-4(d). Because the Company fulfilled its obligation to disseminate the tender offer under Rule 13e-4(e)(1) on the date hereof, the commencement (within the meaning of Rule 13e-4(a)(4)) of the tender offer was deemed to occur at 12:01 A.M. on the date hereof. Accordingly, the Company has revised the tender offer expiration time in Amendment No. 1 and the other information required by Rule 13e-4(d)(1) to 11:00 P.M. Central Time on January 27, 2020, which is not less than 20 U.S. business days from the commencement of the tender offer.

Who is eligible to participate in this offer?, page 3

6.         Please refer to the following statement: “If we withdraw the Offer to Exchange in a particular jurisdiction, the Offer to Exchange will not be made to, nor will surrenders of eligible stock options be accepted from [ ] employees in that jurisdiction. Please revise to remove the implication that holders of preferred stock could not otherwise participate in the issuer tender offer if holders of stock options residing in a jurisdiction where the offer is prohibited participated from a jurisdiction where the offer is permitted. Refer to Rule 13e-4(f)(8)(i). Alternatively, please revise to limit the restriction to only U.S. “states” - instead of all jurisdictions- for conformity with regulatory text within Rule 13e-4(f)(9)(ii).

December 26, 2019

Response:  In response to the Staff’s comment, the Company has revised the Summary Term Sheet and Questions and Answers of the Offer to Exchange in Amendment No. 1.

Schedule B | Summary of Financial Information

7.         Item 10 of the Schedule TO filed by the issuer indicates a determination has been made to incorporate the required financial information by reference. Notwithstanding the decision to also Summary Financial information in the Offer to Exchange, not all of the financial information required by Instruction 6 to Item 10 of Schedule TO and corresponding Item 1010(c) of Regulation M-A appears to have been provided. Please revise or advise.

Response:  In response to the Staff’s comment, the Company has revised Schedule B of the Offer to Exchange in Amendment No. 1.

Item 12. Exhibits | Schedule TO

8.         Information has been incorporated by reference in response to Item 10 of Schedule TO that has not been identified within the exhibit index. In order to comply with General Instruction F of Schedule TO, and ensure liability under the applicable tender offer regulatory provisions of the information so incorporated, please revise the exhibit index to identify any periodic reports (or the discrete content of such reports so incorporated) upon which the issuer has relied to satisfy its disclosure obligations. The reference made in Instruction F to “submitted” relates to the actual filing—or refiling—of the periodic report or other filing - as distinguished from the separate obligation to identify an informational source as an exhibit. Refer also to corresponding Item 1016(a)(5) of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has revised Item 12 of Amendment No. 1.

* * *

December 26, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:	Patrick Goepel, Asure Software, Inc.
Kelyn Brannon, Asure Software, Inc.
James Metz, Latham & Watkins LLP